UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX Corporation
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

Contents
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Schedule of Assets Held at End of Year	Schedule 1
Schedule of Delinquent Participant Contributions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
SPX Corporation Retirement Savings
and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2015 and 2014 and the changes in net assets for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 and the schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Flint, Michigan
June 28, 2016

1

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Participant-directed investments, at fair value:
Money market funds	$1,490,496	$4,494,620
Mutual funds	434,557,521	599,510,216
Employer securities	50,631,702	163,450,884
Common collective trust fund	90,740,042	120,217,468
Total participant-directed investments	577,419,761	887,673,188
Participant notes receivable	10,334,184	18,406,077
Contributions receivable	735,982	-
Net assets available for benefits	$588,489,927	$906,079,265

The accompanying notes are an integral part of these statements.

2

SPX Corporation Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions (Reductions)
Net realized and unrealized losses on investments	$(109,332,000)
Interest and dividends	31,637,043
Participant notes receivable interest	737,749
Contributions:
Employer	15,420,866
Participants	27,235,343
Rollovers	3,059,530
Total contributions	45,715,739
Net additions (reductions)	(31,241,469)
Deductions
Distributions to participants or beneficiaries	(88,529,104)
Administrative expenses	(141,050)
Total deductions	(88,670,154)
Net decrease prior to transfers	(119,911,623)
Transfers to SPX FLOW (Note 1)	(197,677,715)
Total decrease	(317,589,338)
Net assets available for benefits
Beginning of year	906,079,265

End of year	$588,489,927

The accompanying notes are an integral part of this statement.

3

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of the Plan
The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective October 1, 2010, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).
Spin-off of FLOW Business
On September 26, 2015 (the “Distribution Date”), SPX Corporation (“SPX”, the “Employer” or the “Company”) completed the spin-off to its stockholders (the “Spin-Off”) of all the outstanding shares of SPX FLOW, Inc. (“SPX FLOW”), a wholly-owned subsidiary of SPX prior to the Spin-Off, which at the time of the Spin-Off held the businesses comprising (i) SPX's Flow Technology reportable segment, (ii) the Hydraulic Technologies business, and (iii) certain of SPX's corporate subsidiaries (collectively, the “FLOW Business”). On the Distribution Date, each of its stockholders of record as of the close of business on September 16, 2015 (the “Record Date”) received one share of common stock of SPX FLOW for every share of SPX common stock held as of the Record Date. SPX FLOW is now an independent public company trading under the symbol “FLOW” on the New York Stock Exchange. Following the Spin-Off, SPX’s common stock continues to be listed on the New York Stock Exchange, but trades under the new ticker symbol, “SPXC”. At the completion of the Spin-Off, SPX FLOW formed its own defined contribution plan intended to be qualified under sections 401(a) and 401(k) of the Code. The assets of all current and former employees of SPX that were determined to be part of the Spin-Off, which totaled $197,677,715, were transferred from the Plan into the newly formed SPX FLOW defined contribution plan shortly after the completion of the Spin-Off. Participants in the Plan received one share of SPX FLOW stock for every share of SPX Corporation stock held in the SPX Corporation Stock Fund at the time of the Spin-Off. As a result of the Spin-Off, an SPX FLOW Stock Fund was created in the Plan to hold the SPX FLOW shares received pursuant to the Spin-Off. The SPX FLOW Stock Fund is closed to new investments and participants are free to diversify out of the SPX FLOW Stock Fund to other investment options at any time.
General - The Plan is a defined contribution plan that benefits employees of SPX who have met eligibility requirements.

4

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of the Plan (Continued)
Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are invested in SPX Corporation common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
During 2015, participant contributions totaling $1,148,541 were remitted to the Plan after the time frame required by the U.S. Department of Labor. The Company remitted these contributions and related lost earnings to the Plan in 2015. See the accompanying schedule of delinquent participant contributions.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years. Total forfeitures outstanding at December 31, 2015 and 2014 were $520,407 and $500,936, respectively.

5

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of the Plan (Continued)
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.
Participant Notes Receivable - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - The Company is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

6

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of the Plan (Continued)
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board ( the "FASB") issued an amendment to its disclosure requirements which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient. The amendment is effective for fiscal years beginning after December 15, 2015, for public entities, with early adoption permitted, and requires reporting entities to apply the amendment retrospectively to all periods presented. The Plan's management has elected to early adopt this amendment in 2015.
In July 2015, the FASB issued an amendment to its accounting for defined benefit pension plans, defined contribution pension plans, and health and welfare benefit plans, comprised of three parts: Part I, Fully Benefit-Responsive Investment Contracts ("Part I"), Part II, Plan Investment Disclosures ("Part II"), and Part III, Measurement Date Practical Expedient ("Part III"). Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The amendment is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Plan's management has elected to early adopt Part II in 2015.
These standards had no impact on the Plan's net assets or changes in net assets.
Change in Presentation - The presentation of our common collective trust fund for 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the FASB and had no effect on the Plan's net assets or changes in net assets.

7

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Investments - The Plan's investments are stated at fair value, except for its common collective trust fund investment. Common collective trust fund investments are valued at net asset value per share, which is based on the fair value of the underlying assets. All other investments are valued based on quoted market prices. See Note 4 for additional information. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Common Collective Trust Fund - The Plan holds the investment fund Fidelity Managed Income Portfolio II which is a stable value fund. The fund has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day. Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve-month written notice to Fidelity. Fidelity, however, may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period. No such notice has been given to Fidelity.

There are no unfunded commitments on other redemption notice requirements related to this investment.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated September 18, 2013, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2012.

8

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than Form 5500 by $651,460 and $1,755,546 at December 31, 2015 and 2014, respectively. Accordingly, the net decrease in the net assets available for benefits on the financial statements is $1,104,086 lower than as reported on Form 5500 for the year ended December 31, 2015.
Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different Levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.

9

SPX Corporation Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 4 - Fair Value Measurements (Continued)
Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2015
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds:
Equity securities	$330,132,268	$330,132,268	-	-
Bonds and fixed income investments	33,240,023	33,240,023	-	-
Retirement age-based investments	71,185,230	71,185,230	-	-
SPX FLOW securities	36,047,343	36,047,343	-	-
SPX Corporation securities	14,584,359	14,584,359	-	-
Money market and cash investments	1,490,496	1,490,496	-	-

Investment measured at net asset value per share
Common collective trust fund	90,740,042
Total investments at fair value	$577,419,761

	Assets Measured at Fair Value at December 31, 2014
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds:
Equity securities	$454,902,498	$454,902,498	-	-
Bonds and fixed income investments	49,273,662	49,273,662	-	-
Retirement age-based investments	95,334,056	95,334,056	-	-
SPX Corporation securities	163,450,884	163,450,884	-	-
Money market and cash investments	4,494,620	4,494,620	-	-

Investment measured at net asset value per share
Common collective trust funds	120,217,468
Total investments at fair value	$887,673,188
There were no changes during 2015 to the Plan’s valuation techniques used to measure investment fair values on a recurring basis. There were no transfers between the three Levels of the fair value hierarchy during 2015 and 2014. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.
The Plan may also hold other assets not measured at fair value on a recurring basis, including contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

10

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2015

Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	$8,172,360
Fidelity	Fidelity International Small Cap	*	7,654,201
Fidelity	Fidelity Low-Priced Stock Fund	*	29,969,389
Fidelity	Neuberger Berman Genesis Instl	*	9,373,696
Fidelity	Fidelity Freedom 2005 Fund	*	80,855
Fidelity	Fidelity Freedom 2010 Fund	*	2,832,360
Fidelity	Fidelity Freedom 2015 Fund	*	3,902,285
Fidelity	Fidelity Freedom 2020 Fund	*	21,414,800
Fidelity	Fidelity Freedom 2025 Fund	*	9,099,617
Fidelity	Fidelity Freedom 2030 Fund	*	15,861,237
Fidelity	Fidelity Freedom 2035 Fund	*	5,032,498
Fidelity	Fidelity Freedom 2040 Fund	*	7,132,946
Fidelity	Fidelity Freedom 2045 Fund	*	2,217,814
Fidelity	Fidelity Freedom 2050 Fund	*	2,229,595
Fidelity	Fidelity Freedom 2055 Fund	*	1,347,889
Fidelity	Fidelity Freedom 2060 Fund	*	33,335
Fidelity	Fidelity Capital & Income	*	10,721,556
Fidelity	Fidelity Freedom Income	*	2,424,110
Fidelity	Fidelity Capital Appreciation K	*	21,014,901
Fidelity	Fidelity Contrafund K	*	44,862,677
Fidelity	Fidelity Equity-Income K	*	20,253,138
Fidelity	Fidelity Growth Company K	*	42,594,496
Fidelity	Fidelity International Discovery K	*	18,481,584
Fidelity	Fidelity Puritan K	*	39,620,456
Fidelity	Spartan US Bond Index Fund	*	7,774,531
Fidelity	Spartan 500 Index Fund	*	43,923,727
Fidelity	T. Rowe Price Dividend Growth Fund	*	4,095,320
Fidelity	T. Rowe Price Mid-Cap Growth Fund	*	9,271,672
Fidelity	William Blair Small Cap Value Fund	*	822,572
Fidelity	Goldman Sachs Growth Opportunities Fund	*	922,052

Schedule 1	Page 1

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Assets Held at End of Year (Continued)
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2015

Identity of Issuer	Description	Cost	Current Value
	Mutual funds (Continued):
Fidelity	American Beacon Large Cap Value Fund	*	$6,146,554
Fidelity	Invesco Capital Development Fund	*	1,007,778
Fidelity	Spartan Extended Market Index Inv	*	3,731,603
Fidelity	Spartan International Index Inv	*	1,461,985
Fidelity	Baron Growth Institution	*	8,977,575
Fidelity	PIMCO Total Return Instl	*	20,094,357

	Employer securities:
Fidelity	SPX Corporation stock	*	14,584,359
Fidelity	SPX Flow Stock	*	36,047,343

	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II		91,391,502
Fidelity	Money market fund	*	1,490,496
Participants	Participant notes receivable bearing interest at rates from 4.00 percent to 10.50 percent	-	10,334,184
	Total net investments		588,405,405
________________________
* Cost information not required

Schedule 1	Page 2

SPX Corporation Retirement Savings and
Stock Ownership Plan

Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Line 4a
EIN 38-1016240, Plan 005
December 31, 2015

	Participants	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected
	Contributions Transferred	Contributions	Contributions Corrected	Contributions Pending	Under VFCP and
	Late to Plan	Not Corrected	Outside VFCP	Correction in VFCP	PTE 2002-51
2015	1,148,541		1,148,541

Schedule 2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Corporation,
Retirement and Welfare Plan Administrative Committee

Date:	June 28, 2016	By:	/s/ Scott W. Sproule
Scott W. Sproule
Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC